Exhibit 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Titan Mining Corporation (“Titan” or the “Company”)

Suite 555 – 999 Canada Place

Vancouver, BC V6C 3E1

2.	DATE OF MATERIAL CHANGE

June 18, 2026

3.	NEWS RELEASE

News release dated June 18, 2026, was disseminated through the facilities of GlobeNewswire and filed on SEDAR+.

4.	SUMMARY OF MATERIAL CHANGE

Titan announced the appointment of Richard Pozzebon as Chief Financial Officer, effective July 6, 2026.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Titan announced the appointment of Richard Pozzebon as Chief Financial Officer, effective July 6, 2026.

Mr. Pozzebon brings more than 23 years of finance and capital markets experience, including over 15 years in the resource sector with publicly listed companies in Canada and the United States. Most recently, he served as Executive Vice President and Chief Financial Officer of Interfor Corporation, one of North America’s largest lumber manufacturers. Prior to Interfor, Mr. Pozzebon held senior finance leadership positions with Hecla Mining Company and Western Coal Corp., where he supported operational growth, strategic initiatives, and capital allocation across multiple jurisdictions.

Mr. Pozzebon is a CFA charterholder, Chartered Professional Accountant, and a graduate of the University of British Columbia and the University of Western Ontario.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICERS

Tom Ladner, General Counsel, (604) 638-1470

9.	DATE OF REPORT

June 25, 2026